                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               SUITE 101.COM, INC.
                               -------------------
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                           ---------------------------
                         (Title of Class of Securities)

                                   865073 10 0
                                 --------------
                                 (CUSIP Number)

                                JULIE M. BRADSHAW
                        1122 MAINLAND STREET - SUITE 390
                         VANCOUVER, B.C., CANADA V6B 5L1
                                  604-682-1400
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 10, 1998
                       -----------------------------------
                       Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  865073 10 0
---------------------------------------------------------------------------------------------------
1.      Name of Reporting Person                                           Julie M. Bradshaw
        S.S. or IRS Identification No. of
        Above Person                                                       Not Required
---------------------------------------------------------------------------------------------------
2.      Check the Appropriate Box if a                                    (a)   [ ]
        Member of a Group                                                 (b)   [X]
---------------------------------------------------------------------------------------------------
3.      SEC Use Only
---------------------------------------------------------------------------------------------------
4.      Source of Funds                                                   PF
---------------------------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                        Not Applicable
---------------------------------------------------------------------------------------------------
6.      Citizenship or Place of Organization                              Canada
---------------------------------------------------------------------------------------------------
        Number of Shares Beneficially Owned by
        Reporting Person:
                                                    7) Sole Voting
                                                         Power            807,571
                                                    -----------------------------------------------
                                                    8) Shared Voting
                                                         Power            -0-
                                                    -----------------------------------------------
                                                    9) Sole Dispositive
                                                         Power            807,571
                                                    -----------------------------------------------
                                                    10) Shared
                                                        Despositive
                                                        Power             -0-
---------------------------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially
        Owned By Each Reporting Person                                    807,571
---------------------------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares                                  Not Applicable
---------------------------------------------------------------------------------------------------
13.     Percent of Class  Represented by
        Amount in Row (11)                                                8.0%
---------------------------------------------------------------------------------------------------
14.     Type of Reporting Person                                          IN


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



ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1122 Mainland Street, Suite 390, Vancouver, British Columbia, Canada V6B 5L1

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is being filed by Julie M. Bradshaw ("Ms. Bradshaw"). Ms. Bradshaw is a citizen of Canada with an address at 1122 Mainland Street, Suite 390, Vancouver, B.C., Canada V6B 5L1. Ms. Bradshaw, a co-founder of i5ive communications, inc. ("i5ive"), has been a Director of i5ive since April 1996 and is currently the Managing Director of Real World Relations. Prior thereto she attended the University of Paris, Sorbonne and the University of British Columbia. In 1992, Ms. Bradshaw earned her B.A. degree from the University of British Columbia with a major in French Literature. Ms. Bradshaw is the daughter of Peter L. Bradshaw, the President and a Director of the Company and i5ive.

         Ms. Bradshaw has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchase price for the Shares was nominal consideration as an inducement for entering into the transaction.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On December 10, 1998, pursuant to an agreement effective October 30, 1998, the Company completed a transaction with i5ive. In the transaction, the Company issued an aggregate of 3,405,622 shares of Common Stock (after reflecting a 1-for-6 reverse stock split of the Company's outstanding shares), to Northfield Capital Corporation and 284085 B.C. Ltd., the former shareholders of i5ive, in exchange for all of the outstanding shares of i5ive. In addition, concurrently with the closing of the transaction, Ms. Bradshaw, Sunny Hirai, Northfield Capital Corporation and two i5ive management employees, acquired from Benitz & Partners Limited, a principal stockholder of the Company, an aggregate of 2,500,000 shares of Common Stock. Ms.

Bradshaw acquired 807,571 of such shares. On the closing of the transaction, Peter L. Bradshaw, Ms. Bradshaw, and Mr. Hirai, officers and Directors of i5ive, were elected Directors of the Company and the Company's three Directors prior to the closing resigned. As a consequence of the transactions, Northfield Capital Corporation, 284085 B.C. Ltd., Ms. Bradshaw and Mr. Hirai hold an aggregate of 5,610,340 shares of the Company's outstanding Common Stock or approximately 55.8% of the shares outstanding. Ms. Bradshaw is not acting as part of a "group", as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with such persons with respect to acquiring, holding or disposing of the Shares.

         The purpose or purposes of the acquisition of the Shares by Ms. Bradshaw was a passive investment. Depending on market conditions and other factors, Ms. Bradshaw may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Ms. Bradshaw also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As of the date hereof, except as described herein, Ms. Bradshaw does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of December 10, 1998, Ms. Bradshaw holds beneficially the following securities of the Company.

                                              Percentage of shares of Common
Title of security                 Amount                 Stock (1)
-----------------------   -----------------------------------------------------
Common Stock                      807,571                  8.0%


-----------------------
(1) Calculated in accordance with Rule 13d-3.

                  (b) Ms. Bradshaw has the sole power to vote or to direct the vote of the Shares held by her and has the sole power to dispose or to direct the disposition of the Shares held by her.

                  (c)      None

                  (d)      Not applicable

                  (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   December 22, 1998

                                                       /s/ JULIE M. BRADSHAW
                                                      -----------------------
                                                      Julie M. Bradshaw


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